Clearwater Investment Trust

30 East 7th Street, Suite 2000

St. Paul, Minnesota 55101-4930

April 27, 2012

VIA EDGAR

Jim O’Connor, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Clearwater Investment Trust (“Trust”) Securities Act File No. 33-12289 Investment Company Act File No. 811-05038

Dear Mr. O’Connor:

We wish to respond by this letter to comments of the U.S. Securities and Exchange Commission (“SEC”) Staff on the Post-Effective Amendment No. 34 filed by the Trust on February 29, 2012 (“PEA 34”). The SEC Staff’s comments were conveyed from you to Audrey Wagner of Dechert LLP on April 12, 2012. A summary of the SEC Staff’s comments, followed by the response of the Trust, is set forth below:

1.	Summary Prospectus—Core Equity Fund

a.	Comment: The other subadvisers invest in common stocks. Does Knightsbridge invest in anything else besides equity securities. Why is the term “common stocks” used for some subadvisers but not Knightsbridge?

Response: Knightsbridge can invest in other types of equity securities in addition to common stocks.

b.	Comment: Please use the most recent reconstitution date of the Russell 1000 Index here and in the statutory prospectus.

Response: The Russell 1000 Index was reconstituted as of May 1, 2011. The disclosure reflects the market capitalization of the Russell 1000 Index as of this date.

c.	Comment: Insert the following phrase in this sentence: “The total return table illustrates some of the risks of investing in the Fund by comparing the average annual total return of the Fund for the periods shown to that of a broad measure of market performance, the Fund’s benchmark, the Russell 1000 Index.

Response: We decline to make a change. Form N-1A, Item 4(b)(2)(i) requires that a Fund “provide a brief explanation of how the information illustrates the variability of the Fund’s returns (e.g., by stating that the information provides some indication of the risks of investing in the Fund by showing changes in the Fund’s performance from year to year and by showing how the Fund’s average annual returns for 1, 5, and 10 years compare with those of a broad measure of market performance).” We do not read this item to require the inclusion of the phrase “broad measure of market performance.”

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Clearwater Investment Trust

30 East 7th Street, Suite 2000

St. Paul, Minnesota 55101-4930

2.	Summary Prospectus—Small Companies Fund

a.	Comment: The “Convertible Securities Risk” provision contains the following sentence which does not make sense: “Also, issuers of convertible securities are often not as strong financially as those issuing securities with higher credit ratings, are more likely to encounter financial difficulties and typically are more vulnerable to changes in the economy, such as a recession or a sustained period of rising interest rates, which could affect their ability to make interest or principal payments.” Clarify this sentence by disclosing that the issuers of convertible bonds are often rated below investment grade.

Response: We have changed the disclosure to read: “Also, issuers of convertible securities are often rated below investment grade or are not rated, are generally subject to a high degree of credit risk, are more likely to encounter financial difficulties and typically are more vulnerable to changes in the economy, such as a recession or a sustained period of rising interest rates, which could affect their ability to make interest or principal payments

3.	Summary Prospectus—Tax-Exempt Bond Fund

a.	Comment: Change the title of the “High-Yield Debt Securities Risk” provision to “Below Investment Grade Securities Risk.”

Response: We have made the change.

b.	Comment: Change the parenthetical “(sometimes called “junk” bonds)” in the “High-Yield Debt Securities Risk” provision to “(commonly referred to as “junk” bonds)” to conform to earlier disclosure.

Response: We have made the change.

4.	Summary Prospectus—International Fund

a.	Comment: Why is the Past Performance chart not currently provided?

Response: Performance bar charts are being included in Post-Effective Amendment No. 35.

5.	Statutory Prospectus—Core Equity Fund

a.	Comment: We note that notice is not required for a non-fundamental change in investment objective. It would be helpful to investors to provide such notice. Will shareholders be given any notice of such a change?

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Clearwater Investment Trust

30 East 7th Street, Suite 2000

St. Paul, Minnesota 55101-4930

Response: Although not required, the Board of Trustees of the Trust would provide to shareholders reasonable advance notice of a change.

Comment: In the following sentence regarding Osterweis’ investment strategies, disclose what “limitation” means: “In addition to common stocks, Osterweis may invest its portion of the Fund’s assets, subject to limitation, in convertible securities, master limited partnerships and the equity securities of foreign issuers and/or American Depositary Receipts that are traded on domestic or foreign exchanges, including emerging markets, subject to the limitations of the Fund.”

Response: We have modified the sentence as follows to clarify what “limitation” means: “In addition to common stocks, Osterweis may invest its portion of the Fund’s assets, subject to limitations of the Fund, in convertible securities, master limited partnerships and the equity securities of foreign issuers and/or American Depositary Receipts that are traded on domestic or foreign exchanges, including emerging markets, subject to the limitations of the Fund.”

6.	Statutory Prospectus-- Other Investments and Investment Strategies

a.	Comment: The Division of Investment Management has recently made a number of observations about derivative related disclosure by investment companies in a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010. Please review the observations set forth in that letter and revise the disclosure in the summary, as well as the statutory, prospectus describing the funds' use and risks of derivatives to conform to those observations.

Response: In 2011, we revised the derivatives disclosure in the prospectus in response to the letter to the Investment Company Institute. We believe the disclosure continues to be responsive to the same.

7.	Statutory Prospectus—Policies and Procedures with Respect to Frequent Purchases and Redemptions

a.	Comment: The following is not an accurate statement: “The Funds’ ability to monitor trading practices by investors purchasing shares through omnibus accounts is limited and dependent upon the cooperation of the financial intermediary in observing the Funds’ policies.” Please describe the “shareholder information agreements” that the funds are required to enter into with their financial intermediaries. See Rule 22c-2 under the 1940 Act

Response: We have removed the following disclosure from the statement: “Frequently, Fund shares are held through omnibus accounts maintained by financial intermediaries, where the holdings of multiple shareholders are aggregated. The Funds’ ability to monitor trading practices by investors purchasing shares through omnibus accounts is limited and dependent upon the cooperation of the financial intermediary in observing the Fund’s policies.”

Although a vast majority of Fund shares are held at a single financial intermediary, the financial intermediary only serves a “back office” function for the Funds rather than as a traditional financial intermediary operating an omnibus account. Under a separate service agreement with CMC, FCI monitors share transactions in the Funds. Under this arrangement, the fact that shares are held at a financial intermediary does not prevent the Funds from administering their market timing policies and procedures.

8.	Statutory Prospectus: Other Things to Know About Share Transactions – Share Price

a.	Comment: In accordance with SEC Release No. IC-26299, insert the underlined text into the following sentence: “All fair valuations or securities are made pursuant to procedures adopted and regularly reviewed for accuracy by the Board of Trustees.”

Response: We have made the change.

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Clearwater Investment Trust

30 East 7th Street, Suite 2000

St. Paul, Minnesota 55101-4930

9.	Statement of Additional Information

a.	Comment: Explain the following statement: “Foreign Securities: Each of Core Equity Fund and Small Companies Fund may invest up to 25% of its total assets in equity and fixed income securities of foreign issuers from developed and developing countries throughout the world.” The summary and statutory prospectuses, as well as the previous page, state that the Core Equity Fund will invest 80% of assets in US common securities. The summary and statutory prospectuses make no mention at all of foreign investing by the Small Company Fund.

Response: We have modified the disclosure to state that the Core Equity Fund may invest up to 20% of its total assets in equity and fixed income securities of foreign issuers from developed and developing countries throughout the world.” Disclosure regarding the fact that the Small Companies Fund can invest in foreign securities appears in the statutory prospectus in the section titled “Other Investments and Investment Strategies.”

b.	Comment: In several instances in the risk factors section, the risks listed as applicable to a Fund are not mentioned in the summary and statutory prospectus. Please confirm to us that the prospectus discloses all of the principal risks of each fund.

Response: We have made changes to the prospectus to make sure it discloses all of the principal risks of each Fund.

c.	Comment: With regard to the senior securities fundamental investment restriction that states: “A Fund also may not issue senior securities, except as permitted by the Investment Company Act of 1940, as amended (the “1940 Act”),” the 1940 Act does not permit an open-end fund to issue senior securities. Under Section 18(f)(1) an open-end fund may not issue senior securities, except to the extent that it may borrow from a bank subject to the 300% asset coverage requirement. Please clarify that the Fund may only engage in transactions and issue securities that would otherwise be senior securities to the extent that it sets aside, and marks to market daily, liquid securities equal to the Fund's potential obligation or economic exposure, as required by Release 10666 and subsequent staff positions.

Response: We have changed the wording of the fundamental investment restriction regarding senior securities to read as follows: “A Fund also may not issue senior securities, within the meaning of the Investment Company Act of 1940, as amended (the “1940 Act”).” We have added a further clarification to the statement of additional information that: “For purposes of this restriction, the entering into of options, short sales, futures, forwards and other investment techniques or derivatives contracts, and collateral and margin arrangements with respect to such transactions, are not deemed to include the issuance of senior securities provided such transactions are “covered” in accordance with procedures established by the Board of Trustees and applicable regulatory guidance.”

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Clearwater Investment Trust

30 East 7th Street, Suite 2000

St. Paul, Minnesota 55101-4930

d.	Comment: With regard to the concentration fundamental investment policy that states: “Invest more than 25% of its total assets in securities of issuers in a particular industry or group of industries except that this limitation does not apply to (i) obligations of the U.S. Government or any of its agencies or instrumentalities (i.e., U.S. Government securities), or (ii) Clearwater Core Equity Fund to the extent that the investment manager or subadviser determines that investment without regard to the stated limits is necessary in order for the applicable portion of the Fund to pursue its policy of tracking the Russell 1000 Index or any substitute index,” the Fund must revise its policy not to concentrate in terms of the concentration limit applicable to open-end funds. See Instruction 4 to Item 9(b)(1) of Form N-1A. (We note that a shareholder vote is not required to make this correction, despite that it is a fundamental policy that is being corrected. Changing the concentration by making it more narrow is not a deviation under Section 13(a)(3).) The concentration measure should be 25% of its net assets rather than total assets.

Response: We have changed the concentration fundamental investment policy to be 25% of net assets.

e.	Comment: There needs to be a discussion of the specific experience, qualifications, attributes, or skills that led to the conclusion that the particular trustee was qualified to serve. See Item 17(b)(10) of Form N-1A.

Response: We decline to make a change. The following disclosure appears in this section and addresses the Form N-1A requirement:

The members of the Board of Trustees were selected for their understanding of the Funds’ distribution strategy and the general investment objectives of the shareholders of the Funds. Each Trustee was also selected due to their long-standing experience as private investors and ability to understand investment concepts and strategies, which allow the Trustees to provide effective oversight of CMC and subadvisers. In addition, Charles W. Rasmussen and Laura E. Rasmussen have management experience as business owners, Justin H. Weyerhaeuser has worked as an outside attorney, and Frederick T. Weyerhaeuser and George W. Weyerhaeuser, Jr. have business management experience at outside organizations. Edward R. Titcomb III has more than 14 years of experience in the financial services industry. James E. Johnson has over 40 years of experience in the financial services industry.

f.	Comment: Disclose why the Funds have determined that their leadership structure is appropriate, given the specific characteristics or circumstances of the Funds. See Item 17(b)(1) of Form N-1A.

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Clearwater Investment Trust

30 East 7th Street, Suite 2000

St. Paul, Minnesota 55101-4930

Response: We decline to make a change. The following disclosure explains why the Funds have determined that their leadership structure is appropriate:

The Board of Trustees does not have an independent chair. George Weyerhaeuser, Jr., who serves as Chairman, is affiliated due to his position as the Funds’ CEO and Treasurer. Mr. Weyerhaeuser does not hold a position with the investment manager. The Board of Trustees has determined that, due to the fact that Mr. Weyerhaeuser is considered an affiliated trustee solely due to his position as an officer of the Funds, rather than an affiliation with the investment manager, there is no need to appoint a lead independent Trustee to facilitate the operations of the Board of Trustees.

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Representations

The undersigned hereby acknowledges on behalf of the Trust that:

•	the Trust is responsible for the adequacy and the accuracy of the disclosure contained in PEA 34 and Post-Effective Amendment No. 35 filed by the Trust on April 27, 2011;

•	Comments of the SEC Staff, if any, or changes to disclosure in response to SEC Staff comments, if any, in the filings reviewed by the SEC Staff do not foreclose the SEC from taking any action with respect to the filing made; and

•	the Trust may not assert SEC Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other such matter involving the Trust.

Thank you for your attention to the foregoing.

Sincerely,

/s/ Jennifer Lammers
Jennifer Lammers
Chief Financial Officer
Fiduciary Counselling, Inc.

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